Exhibit 3

                Notice to Holders of American Depositary Receipts
                      Evidencing American Depositary Shares
                             Representing Shares of
                                IXOS Software AG
                               CUSIP No. 46600V108

         You have recently received the tender offer document (the "Offer Document") of 2016091 Ontario Inc. ("Bidco"), a wholly-owned subsidiary of Open Text Corporation, which describes the offer (the "Tender Offer") to acquire the issued and outstanding shares (the "Shares") of IXOS Software AG ("IXOS"), which is being made by Bidco, and a Letter of Transmittal, which may be used to tender American Depositary Receipts ("ADRs") of IXOS to the Tender Offer.

         This Notice contains important information regarding an amendment to the Deposit Agreement (as defined below).


         Pursuant to Paragraph (16) of Exhibit A to the Deposit Agreement dated as of September 25, 1998 (the "Deposit Agreement"), under which the ADRs have been issued, Holders are hereby notified that IXOS and The Bank of New York, as depositary (the "Depositary"), intend to amend the Deposit Agreement to provide that each Holder of ADRs (each a "Non-Tendering Holder") that has not delivered a duly completed and executed Letter of Transmittal, together with ADR certificates and any other documents reasonably required by Bidco or its agent, by 5 p.m. (Eastern Standard Time) on February 4, 2004 (the "Expiration Time") shall be deemed, unless the Tender Offer has previously been terminated, withdrawn or enjoined, to have irrevocably (1) accepted the Tender Offer, (2) instructed the Depositary on its behalf, subject to applicable law and the terms of the Tender Offer, to withdraw all of the Shares represented by ADRs held by such Non-Tendering Holders from the ADR facility maintained by the Depositary and tender those Shares in the Tender Offer and (3) elected to receive EUR 9.00 per Share (the "Cash Consideration") in respect of each of those Shares. Each Non-Tendering Holder shall be deemed also to have irrevocably instructed the Depositary to disburse the Cash Consideration to that Non-Tendering Holder, after deduction of the fees of the Depositary for the surrender of ADRs and withdrawal of deposited Securities, upon surrender to the Depositary of all of the ADR certificates held by such Non-Tendering Holder, duly endorsed for transfer or accompanied by duly executed powers of attorney with signatures guaranteed as acceptable to the Depositary, and upon receipt by the Depositary of such further documentation as the Depositary may reasonably require.

         At and after the Expiration Time, Non-Tendering Holders will no longer have the right to receive Shares upon surrender of their ADRs and will not be entitled to the rights of holders of Shares, including the right of holders who continue to hold Shares after the Offer to participate in a German court valuation proceeding (Spruchverfahren) with respect to those Shares. If you wish to exercise those rights, you must surrender your ADRs and become a direct holder of Shares before the Expiration Time.

         Following the consummation of the Tender Offer it is intended that the Shares and the ADRs will cease to be listed or traded on any stock exchange and there will be no trading market therefor.

         Terms used in this Notice and not otherwise defined herein shall have the meanings set forth in the Deposit Agreement

         If you have any questions, please contact The Bank of New York at 1-800-501-9357.

         Dated:  January 5, 2004                           THE BANK OF NEW YORK,
                                                               as Depositary